Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

News

MARRIOTT AND STARWOOD BOTH SUPPORT AND ENCOURAGE SHAREHOLDERS TO VOTE FOR

MERGER ON APRIL 8, 2016

Marriott and Starwood to Host Investor Meeting and Webcast to Discuss Merits of

Transaction on Friday, April 1 at 9:00 AM ET

Bethesda, Md., March 31, 2016 – Marriott International, Inc. (NASDAQ: MAR) and Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) today encouraged shareholders of both companies to vote in support of the proposed merger, which will create the world’s largest hotel company, with 30 brands across all major customer segments, significant economies of scale and the most powerful loyalty program in hospitality. Both companies note that their renewed request for shareholder support follows Starwood’s announcement that a consortium of potential investors, led by Anbang Insurance Group, has withdrawn its alternative proposal to acquire Starwood. Marriott and Starwood will host their respective shareholder meetings on April 8, 2016 at 10:00 AM eastern time.

Marriott and Starwood will host a joint investor meeting and webcast tomorrow morning at 9:00 AM eastern time to discuss the merits of the combination.

Under the terms of the existing merger agreement, Starwood shareholders will receive $21.00 in cash and 0.80 shares of Marriott International, Inc. Class A common stock for each share of Starwood Hotels & Resorts Worldwide, Inc. common stock. Starwood shareholders will own approximately 34 percent of the combined company’s common stock after completion of the merger, based on current shares outstanding.

Arne Sorenson, president and chief executive officer, Marriott International, said, “We are focused on maximizing shareholder value and from the beginning of this process we have been steadfast in our belief that a combination with Starwood will offer the highest value to all shareholders. Together, we can provide opportunities for significant equity upside and great long-term value driven by a larger global footprint, wider choice of brands for consumers, substantial synergies, and improved economics to owners and franchisees leading to accelerated global growth and continued strong returns. Our integration teams have been diligent in their work over the last few weeks and are more committed than ever to a timely and smooth transition.”

The companies also note that Starwood’s Board of Directors reiterated its unanimous support of the merger and that the Board recommends that Starwood stockholders vote their shares in favor of the pending combination with Marriott.

Investor Webcast at 9:00 AM ET on Friday, April 1, 2016

The Marriott-Starwood investor webcast will take place on Friday, April 1, 2016 at 9:00 AM eastern time and will be available at Marriott’s investor relations website www.marriott.com/investor. The webcast can also be directly accessed through the following link: http://cache.merchantcantos.com/webcast/webcaster/4000/7464/16531/59800/Lobby/default.htm.

Presenting on the webcast will be: Arne Sorenson, Marriott’s President and Chief Executive Officer, Leeny Oberg, Marriott’s Executive Vice President and Chief Financial Officer, and Thomas Mangas, Starwood’s Chief Executive Officer.

The telephone dial-in number for the meeting conference call is (800) 288-8968 and for participants outside the U.S., +1 (612) 234-9960. No passcode is required for the call. A telephone replay of the conference call will be available for seven days. To access the replay, call (800) 475-6701 or for outside the U.S., +1 (320) 365-3844. The conference ID for the recording is 390557#.

Marriott International, Inc. (NASDAQ: MAR) is a global leading lodging company based in Bethesda, Maryland, USA, with more than 4,400 properties in 87 countries and territories. Marriott International reported revenues of more than $14 billion in fiscal year 2015. The company operates and franchises hotels and licenses vacation ownership resorts under 19 brands, including: The Ritz-Carlton®, Bulgari®, EDITION®, JW Marriott®, Autograph Collection® Hotels, Renaissance® Hotels, Marriott Hotels®, Delta Hotels and Resorts®, Marriott Executive Apartments®, Marriott Vacation Club®, Gaylord Hotels®, AC Hotels by Marriott®, Courtyard®, Residence Inn®, SpringHill Suites®, Fairfield Inn & Suites®, TownePlace Suites®, Protea Hotels® and Moxy Hotels®. Marriott has been consistently recognized as a top employer and for its superior business ethics. The company also manages the award-winning guest loyalty program, Marriott Rewards® and The Ritz-Carlton Rewards® program, which together comprise nearly 55 million members. For more information or reservations, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com.

Note on Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including our expectation of greater long term value for Starwood stockholders, and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including our ability to achieve the synergies we anticipate, and other risk factors identified in Marriott’s most recent Annual Report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Contacts:

For Media:

Marriott International

Tricia Primrose, 301-380-7770, tricia.primrose@marriott.com

Tom Marder, 301-380-7770, thomas.marder@marriott.com

Brunswick Group

Steve Lipin, 212-333-3810, slipin@brunswickgroup.com

Rebecca Kral, 212-333-3810, rkral@brunswickgroup.com

For Investors:

Marriott International, Inc.

Laura Paugh, 301-380-7418, laura.paugh@marriott.com

Betsy Dahm, 301-380-3372, betsy.dahm@marriott.com